SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D/A
                         Amendment No. 1
                 Under the Securities Exchange Act of 1934


			Name and address of Reporting Person

				Brad M. Kelley
				P.O. Box 1355
				Boca Grande, Fla
					33921

                      ANTIGENICS INC.
 					(Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
 				 (Title of Class of Securities)

					037032-10-9
					(CUSIP Number)

					DR. Garo H. Armen
					Chairman and Chief Executive Officer
					Antigenics Inc.
					630 Fifth Avenue, Suite 2100
					New York, New York 10111


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



					JANUARY 7, 2003		 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sec.240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. _______________

 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Brad M. Kelley
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

 a)  N/A
 b)  N/A
 3)  SEC Use Only _________________________________________



 4)  Source of Funds (See Instructions)Not Applicable
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 _____________________________________________

 6)  Citizenship or Place of Organization United States
 Number of (7) Sole Voting Power 2,029,140
 Shares Beneficially owned    (8) Shared Voting Power      -0-


 Shares beneficially Owned by (9) Sole Dispositive Power 2,029,140 Each Reporting person
 (10) Shared Dispositive Power         -0-
 With      11)  Aggregate Amount Beneficially Owned by
 Each Reporting Person 2,029,140

 12)  Check if the Aggregate Amount in Row (11) Excludes Certain
 Shares (See
 Instructions)____________________________________________

 13)  Percent of Class Represented by Amount in Row (11) 6.136%
 14)  Type of Reporting Person (See Instructions)    IN
 __________________________________________________ ______________
 _________________________________________________________________
 _________________________________________________________________
 _________________________________________________________________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2003
Date

Brad M. Kelley
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative
(other than an executive officer or general partner of
the filing person), evidence of the representative's authority to sign on behalf of such a person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by
reference.  The name and any title of each   person
who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
 (SEE 18 U.S.C. 1001)

..
ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock of Antigenics Inc.
("The Company"). The Company's principal offices are located at 630 Fifth Avenue, Suite 2100 New York, New York 10111.

ITEM 2.   IDENTITY AND BACKGROUND

The name of the person filing this statement is Brad M. Kelley, an individual (the "reporting person"). The reporting person's residential address is P.O. Box 1355, 1600 Jean LaFitte, Boca Grande, Florida
33921.  He is employed as Chairman of
Commonwealth Brands, Inc., 2200 Lapsley Lane,
Bowling Green, Kentucky 42103.
His telephone number is (270) 781-9100.

During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule 13D covers 2,029,140 shares beneficially owned by Kelley individually. All of the 2,029,140 shares are beneficially owned by Kelley individually. No shares are held in nominees' name for his benefit. The stock beneficially owned by Kelley individually and through his immediate family was purchased with personal funds beginning August 02, 2002, with the last purchase being made on January 7, 2003.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment. Kelley may acquire additional shares of the stock from time to time in market or private transactions.

The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Kelley individually beneficially owns 2,029,140 shares of common stock of the Company, which based on the Company's 14A Proxy Statement filed April 22, 2002 represents approximately 6.136% of the outstanding stock of 33,066,476 shares as of April 5, 2002.

Exhibit A attached hereto contains information as to all transactions in the shares by the Reporting Person in the past 60 days. All such transactions were made in the open market. No other transactions in the shares have been effected by the Reporting
Person since such date.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR
  RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

 Exhibit A    Transactions in the Stock by the Reporting
 Person since, August 02, 2002.


Brad M. Kelley

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 8, 2003.
/s/

Brad M. Kelley



                              Exhibit A
               Transactions in the Shares by the Reporting Person


KELLEY  BRAD

Holdings
Quantity
Name
Open Date
Unit Cost
Cost Amount

Quantity	Open Date	Unit Cost	Cost Amount	Value











1,296		08/02/2002	8.9005	 11,535.08
1,200		08/02/2002	8.8196	 10,583.54
900		08/02/2002	8.6937	  7,824.32
200		08/02/2002	8.8206	  1,764.12
1,404		08/05/2002	8.7323	 12,260.13
1,400		08/05/2002	8.7222	 12,211.03
1,200		08/05/2002	8.7364	 10,483.74
600		08/05/2002	8.7211	  5,232.69
500		08/05/2002	8.7313	  4,365.64
300		08/05/2002	8.7293	  2,618.78
300		08/05/2002	8.7293	  2,618.78
300		08/05/2002	8.7313	  2,619.38
6,700		08/06/2002	8.7103	 58,359.03
1,300		08/06/2002	8.7002	 11,310.30
1,200		08/06/2002	8.6902	 10,428.19
800		08/06/2002	8.6863	  6,949.07
400		09/03/2002	8.947		  3,578.81
2,000		09/17/2002	8.6724	 17,344.88
1,000		09/17/2002	8.9351	  8,935.14
900		09/17/2002	8.9417	  8,047.54
100		09/17/2002	8.926		  1,015.00
2,000		09/18/2002	8.5613	 17,122.53
2,000		09/18/2002	8.5284	 17,056.76
2,000		09/18/2002	8.579		 17,158.04
8,400		09/24/2002	7.8442	 65,891.13
1,000		09/24/2002	7.743		  7,742.97
300		09/24/2002	7.7293	  2,318.78
100		09/24/2002	7.7936	    779.36
100		09/24/2002	7.8037	    780.37
100		09/24/2002	7.8138	    781.38
10,000	10/14/2002	7.6818	 76,817.68
9,400		10/14/2002	7.6818	 72,208.63
8,800		10/14/2002	7.6823	 67,604.57
800		10/14/2002	7.6717	  6,137.33
500		10/14/2002	7.6767	  3,838.36
400		10/14/2002	7.6787	  3,071.49
100		10/14/2002	7.6717	    767.17
10,000	10/15/2002	8.0318	 80,318.07
9,400		10/15/2002	8.0419	 75,593.98
9,000		10/15/2002	8.0318	 72,286.29
9,000		10/15/2002	8.0318	 72,286.29
1,000		10/15/2002	8.0267	  8,026.71
1,000		10/15/2002	8.0167	  8,016.66
600		10/15/2002	8.0369	  4,822.12
7,900		10/16/2002	7.899		 62,402.21
200		10/16/2002	7.8933	  1,578.66
1,500		10/24/2002	9.2404	 13,860.61
1,000		10/24/2002	9.2574	  9,257.42
24,400	10/28/2002	9.58		233,752.00
24,180	10/28/2002	9.58		231,644.40
540		10/28/2002	9.38		  5,065.20
500		10/28/2002	9.576		  4,788.00
500		10/28/2002	9.543		  4,771.50
320		10/28/2002	9.57		  3,062.40
100		10/28/2002	9.57		  1,015.00
30,000	10/29/2002	9.4802	284,405.00
19,500	10/29/2002	9.53		185,835.00
500		10/29/2002	9.29		  4,645.00
500		10/29/2002	9.535		  4,767.50
23,300	10/30/2002	9.58		223,214.00
6,200		10/30/2002	9.53		 59,086.00
500		10/30/2002	9.572		  4,786.00
19,400	10/31/2002	9.6		186,240.00
1,600		10/31/2002	9.46		 15,136.00
600		10/31/2002	9.6283	  5,777.00
500		10/31/2002	9.305		  4,652.50
20,000	11/01/2002	9.58		191,600.00
19,300	11/01/2002	9.5803	184,899.00
700		11/01/2002	9.54		  6,678.00
3,300		11/04/2002	9.7215	 32,081.00
4,500		11/05/2002	10.7111	 48,200.00
3,000		11/05/2002	10.73		 32,190.00
900		11/05/2002	10.62		  9,558.00
900		11/05/2002	10.63		  9,567.00
400		11/05/2002	10.64		  4,256.00
200		11/05/2002	10.57		  2,114.00
100		11/05/2002	10.635	  1,063.50
20,000	11/06/2002	10.897	217,940.18
5,000		11/06/2002	10.7358	 53,679.11
5,000		11/06/2002	10.7956	 53,978.21
11,000	11/07/2002	10.78		118,580.00
900		11/07/2002	10.78		  9,702.00
500		11/07/2002	10.741	  5,370.50
100		11/07/2002	10.67		  1,067.00
10,000	11/08/2002	10.9805	109,805.00
12,800	11/11/2002	11.1		142,080.00
8,000		11/11/2002	11.15		 89,200.00
7,800		11/11/2002	11.08		 86,424.00
7,500		11/11/2002	11.1107	 83,330.00
5,500		11/11/2002	11.14		 61,270.00
200		11/11/2002	11.09		  2,218.00
200		11/11/2002	11.098	  2,219.60
18,000	11/12/2002	10.85		195,300.00
11,500	11/12/2002	10.85		124,775.00
11,000	11/12/2002	10.9		119,900.00
10,000	11/12/2002	10.9005	109,005.00
5,000		11/12/2002	10.89		 54,450.00
3,500		11/12/2002	10.8		 37,800.00
1,000		11/12/2002	10.87		 10,870.00
13,500	11/13/2002	10.7504	145,130.00
10,000	11/13/2002	10.74		 07,400.00
20,000	11/14/2002	10.92		218,400.00
6,500		11/14/2002	10.85		 70,525.00
1,000		11/14/2002	10.805	  10,805.00
25,000	11/15/2002	11.5402	 288,505.00
25,000	11/15/2002	11.4		 285,000.00
7,500		11/15/2002	11.2		  84,000.00
15,000	11/18/2002	11.2103	 168,155.00
7,800		11/18/2002	11.22		  87,516.00
20,000	11/19/2002	11.1303	 222,605.00
20,000	11/19/2002	11.11		 222,200.00
25,000	11/21/2002	11.43		 285,750.00
17,000	11/21/2002	11.28		 191,760.00
15,000	11/21/2002	11.43		 171,450.00
1,000		11/21/2002	11.175	  11,175.00
1,000		11/21/2002	11.23		  11,230.00
30,000	11/22/2002	11.4302	 342,905.00
30,000	11/22/2002	11.3599	 340,797.73
25,000	11/22/2002	11.58		 289,500.00
28,500	11/25/2002	11.78		 335,730.00
25,000	11/25/2002	11.8102	 295,255.00
25,000	11/25/2002	11.68		 292,000.00
20,000	11/25/2002	11.73		 234,600.00
15,000	11/25/2002	11.64		 174,600.00
6,500		11/25/2002	11.73		  76,245.00
5,000		11/25/2002	11.68		  58,400.00
25,000	11/26/2002	11.3802	 284,505.00
15,000	11/26/2002	11.4049	 171,073.10
5,000		11/26/2002	11.3843	  56,921.32
25,000	12/02/2002	12.05		 301,250.00
20,000	12/02/2002	12.0603	 241,205.00
20,000	12/04/2002	11.6		 232,000.00
20,000	12/04/2002	11.739	 234,780.47
15,000	12/04/2002	11.7		 175,500.00
5,000		12/04/2002	11.641	  58,205.00
5,000		12/04/2002	11.61		  58,050.00
5,000		12/04/2002	11.6983	  58,491.47
14,000	12/05/2002	11.6004	 162,405.00
13,000	12/05/2002	11.5675	 150,377.58
12,000	12/05/2002	11.6388	 139,665.18
6,000		12/05/2002	11.53		  69,180.00
10,000	12/06/2002	11.6905	 116,905.00
20,500	12/09/2002	11.7002	 239,855.00
10,000	12/09/2002	11.83		 118,300.00
10,000	12/09/2002	11.81		 118,100.00
3,000		12/09/2002	11.85		  35,550.00
2,000		12/09/2002	11.8		  23,600.00

25,000	12/10/2002	11.5329	 288,321.96
25,000	12/10/2002	11.72		 293,000.00
25,000	12/10/2002	11.6		 290,000.00
25,000	12/10/2002	11.47		 286,750.00
15,000	12/10/2002	11.03		 165,450.00
12,500	12/10/2002	11.47		 143,375.00
10,000	12/10/2002	11.05		 110,500.00
2,500		12/10/2002	11.48		  28,700.00
800		12/10/2002	11.8363	   9,469.00
2,500		12/11/2002	10.942	  27,355.00
1,000		12/11/2002	10.95		  10,950.00
25,000	12/12/2002	11.0702	 276,755.00
14,989	12/12/2002	11.04		 165,478.56
10,000	12/12/2002	11		 110,000.00
10,000	12/12/2002	11		 110,000.00
11		12/12/2002	10.98		     120.78
5,000		12/13/2002	10.851	  54,255.00
10,000	12/16/2002	10.95		 109,500.00
20,000	12/16/2002	11.1		 222,000.00
10,000	12/16/2002	10.7505	 107,505.00
24,100	12/17/2002	11.35		 273,535.00
10,000	12/17/2002	11.18		 111,800.00
10,000	12/17/2002	11.19		 111,900.00
10,000	12/17/2002	11.21		 112,100.00
8,300		12/17/2002	11.21		  93,043.00
8,100		12/17/2002	11.3625	  92,036.39
5,000		12/17/2002	11.29		  56,450.00
4,500		12/17/2002	11.34		  51,030.00
15,000	12/18/2002	11.1		 166,500.00
9,000		12/18/2002	11.15		 100,350.00
6,000		12/18/2002	11.24		  67,440.00
5,000		12/18/2002	11.141	  55,705.00
5,000		12/18/2002	11.15		  55,750.00
5,000		12/18/2002	11.36		  56,800.00
5,000		12/18/2002	11.3		  56,500.00
12,500	12/19/2002	10.96		 137,000.00
10,000	12/19/2002	11.03		 110,300.00
10,000	12/19/2002	10.98		 109,800.00
10,000	12/19/2002	11		 110,000.00
8,000		12/19/2002	10.95		  87,600.00
5,000		12/19/2002	11.091	  55,455.00
5,000		12/19/2002	11		  55,000.00
5,000		12/19/2002	10.99		  54,950.00
2,500		12/19/2002	11		  27,500.00
25,000	12/20/2002	10.85		 271,250.00
15,000	12/20/2002	10.9503	 164,255.00
10,000	12/20/2002	10.87		 108,700.00
4,000		12/24/2002	10.5313	  42,125.00
3,000		12/24/2002	10.56	  	  31,680.00
14,000	12/26/2002	10.7004	 149,805.00
15,000	12/27/2002	10.66		 159,900.00
14,000	12/27/2002	10.46		 146,440.00
10,000	12/27/2002	10.7805	 107,805.00
10,000	12/27/2002	10.45		 104,500.00
1,000		12/27/2002	10.44		  10,440.00
25,000	12/30/2002	10.4211	 260,527.48
15,000	12/30/2002	10.46		 156,900.00
15,000	12/30/2002	10.33		 154,950.00
10,000	12/30/2002	10.5105	 105,105.00
10,000	12/30/2002	10.31		 103,100.00
8,000		12/30/2002	10.3	  	  82,400.00
15,000	12/31/2002	10.3303	 154,955.00
10,500	12/31/2002	10.53		 110,565.00
10,000	12/31/2002	10.27		 102,700.00
10,000	12/31/2002	10.55		 105,500.00
5,000		12/31/2002	10.35		  51,750.00
3,000		12/31/2002	10.52		  31,560.00
1,500		12/31/2002	10.49		  15,735.00
7,000		01/02/2003	10.8		  75,600.00
2,500		01/02/2003	10.552	  26,305.00
2,500		01/02/2003	10.85		  27,125.00
1,500		01/02/2003	10.65		  15,975.00
1,000		01/02/2003	10.6		  10,600.00
23,000	01/03/2003	11.01		 253,230.00
8,500		01/03/2003	11.04	  	  93,840.00
6,000		01/03/2003	11.0		  66,000.00
3,000		01/03/2003	10.9		  32,700.00
2,000		01/03/2003	10.8525	  21,705.00
1,500		01/03/2003	10.94		  16,410.00
10,000	01/06/2003	11.85		 118,500.00
6,000		01/06/2003	11.83		  70,980.00
3,500		01/-6/2003	11.25		  39,375.00
3,000		01/06/2003	11.78		  35,340.00
2,500		01/06/2003	11.55		  28,875.00
2,500		01/96/2003	11.61		  29,025.00
2,000		01/06/2003	11.35		  22,700.00
1,500		01/06/2003	11.2033	  16,805.00
1,000		01/06/2003	11.81		  11,810.00
21,500	01/07/2003	11.65	 	 250,475.00
3,500		01/07/2003	11.6		  40,600.00
10,000	01/07/2003	11.7005	 117,005.00
10,000	01/07/2003	11.62	 	 116,200.00
5,000		01/07/2003	11.55		  57,750.00



Total Shares:  2,029,140
